FOR IMMEDIATE RELEASE- NOT FOR DISTRIBUTION IN ITALY.

Filed pursuant to Rule 433
Registration Statement No. 333-133956
September 20, 2006
Relating to Prospectus Supplement
Dated September 6, 2006
THE REPUBLIC OF TURKEY
announces the final results of its invitation to submit offers for the 11.375% Notes due 2006,
10% Notes due 2007, 10.5% Notes due 2008, 9.875% Notes due 2008, 12% Notes due 2008, 12.375% Notes
due 2009 and 11.75% Notes due 2010, in a modified Dutch auction for such notes (the “Old Notes”)
in exchange for new Global Notes due 2016 (the “2016 Notes”)
and an offering for Cash of the 2016 Notes
20 September 2006
On 14 September 2006, The Republic of Turkey (“The Republic” or “Turkey”) had announced, in accordance with the schedule of its previously announced invitation (the “Invitation”) to eligible holders of each series of the Old Notes listed below to submit one or more offers to exchange or tender for purchase the Old Notes for 2016 Notes in a modified Dutch auction, as described in the Prospectus Supplement dated 6 September 2006 (the “Prospectus Supplement”) to the accompanying Prospectus dated 10 August 2006 attached thereto, that it expected to issue approximately U.S.$1,169,720,000 aggregate principal amount of 2016 Notes and repurchase approximately U.S.$1,055,871,000 aggregate principal amount of Old Notes pursuant to the Invitation. In addition, The Republic announced that it expected to issue U.S.$330,280,000 aggregate principal amount of 2016 Notes for cash (the “Cash Offering” and together with the Invitation, the “Global Note Offering”).
The definitive amount of 2016 Notes to be issued and Old Notes to be repurchased was subject to final confirmation by the exchange agent. The Republic now confirms that the amounts set out in its notice of 14 September 2006 are the final amounts.

Series of Old Notes	ISIN	Common Code

11.375% Notes due 2006	US900123AM23	013945101

10.0% Notes due 2007	XS0080403891	008040389

10.5% Notes due 2008	US900123AQ37	015805013

9.875% Notes due 2008	US900123AP53	014517693

12.0% Notes due 2008	US900123AH38	009326677

12.375% Notes due 2009	US900123AJ93	009912924

11.75% Notes due 2010	US900147AB51	011285970
United Kingdom: Stabilisation/FSA
Copies of the Invitation materials may be obtained from Citibank, N.A. as exchange agent at +44 20 7508 3867 (exchange.gats@citigroup.com) or from either of the joint dealer managers. Citigroup (telephone 800 558 3745 (toll free inside the United States) or +1 212 723 6108 (collect outside the United States or in London +44 20 7986 8969)) and Goldman Sachs

FOR IMMEDIATE RELEASE- NOT FOR DISTRIBUTION IN ITALY.
International (telephone New York +1 212 902 8194 or +1 877 686 5059 and London +44 20 7552 5754 or +44 20 7774 5982) are acting as joint dealer managers for the Invitation. The Invitation material is also available, free of charge in Luxembourg at the office of Kredietbank S.A. Luxembourgeoise as listing agent, paying agent in Luxembourg and Luxembourg exchange agent, 43, Boulevard Royal L-2955 Luxembourg.
This communication does not constitute an invitation to participate in the Invitation in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities laws or otherwise.
The distribution of materials relating to the Invitation, and the transactions contemplated by the Invitation, may be restricted by law in certain jurisdictions. The Republic is making the Invitation only in those jurisdictions where it is legal to do so. The Invitation is void in all jurisdictions where it is prohibited. If materials relating to the Invitation come into your possession, you are required by The Republic to inform yourself of and to observe all of these restrictions. The materials relating to the Invitation do not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the Invitation be made by a licensed broker or dealer and a joint dealer manager or any affiliate of a joint dealer manager is a licensed broker or dealer in that jurisdiction, the Invitation shall be deemed to be made by the joint dealer managers or such affiliate on behalf of The Republic in that jurisdiction.
The Prospectus Supplement accompanies this communication and is available from the SEC’s website at: www.sec.gov/Archives/edgar/data/869687/000095012306011284/y24751b5e424b5.htm
The Republic has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents The Republic has filed with the SEC for more complete information about The Republic and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint dealer managers or the exchange agent will arrange to send you the prospectus if you contact one of them at the phone numbers specified above.